SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                               GLOBAL LINKS CORP.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    379408305
                                 (CUSIP Number)



                                PAUL J. FLOTO
                       P.O. Box 392, Dallas, OR 97338

                               (503) 623-0435
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                MARCH 7, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.



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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Paul J. Floto
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [_]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS
      2(d) or 2(e)                                                          [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
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  NUMBER OF     7    SOLE VOTING POWER
    SHARES           180,000 shares of the common stock of the Issuer
 BENEFICIALLY
   OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
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                8    SHARED VOTING POWER
                     None
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                9    SOLE DISPOSITIVE POWER
                     180,000 shares of the common stock of the Issuer
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                10   SHARED DISPOSITIVE POWER
                     None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      180,000 shares of the common stock of the Issuer
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (SEE INSTRUCTIONS)
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.54% of the common stock of the Issuer
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
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ITEM  1.  SECURITY  AND  ISSUER.

     This statement relates to the common stock of Global Links Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3571 East Sunset Road, Las Vegas, Nevada 89120.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Paul J. Floto, an individual (the "Reporting Person"). The Reporting Person's business address is P.O. Box 392, Dallas, OR 97338. The reporting person is an Oregon Certified General Appraiser # C000309, and an Oregon Principal Real Estate Broker # 911200222.

     On March 4, 2005, the Reporting Person acquired 100,000 shares, and on March 7, the Reporting Person acquired 80,000 shares, constituting a total of 15.45 percent of the issued and outstanding common stock of the Issuer, in the open market.

    During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The Reporting Person used $6,463.95 of his personal funds as consideration for the purchase of the 180,000 common shares of the Issuer.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     The Reporting Person acquired his interest in the Issuer primarily to point out the complete failure of government and exchange regulatory bodies to maintain honest, orderly markets, and the corrupt actions of market makers and securities clearing bodies, which facilitate the sale of unissued, unregistered, counterfeit, or simply nonexistent securities.

     On February 3, 2005 a single investor reportedly purchased all the common shares issued by the company, plus 145 additional unissued shares.

     Subsequent to that date, over 95 million shares, or over 82 times the total shares issued, were reportedly traded, none of which were reportedly sold by the 100% owner of the common stock.

     On March 4 and 7, I purchased a total of 180,000 shares, resulting in my obtaining 15.54% ownership of a stock reportedly already 100% owned by another investor. I assume that there may be additional investors who may also claim ownership of common shares of this company.

     I have requested that certificates be issued to me representing my full 15.54% ownership interest, to protect my right to vote and enforce any other claims that may accrue to an actual documented owner.

     I understand that Reg. SHO was supposed to detect and prevent the fabrication of millions of nonexistent shares. It would appear that my securities purchases prove that Reg. SHO has been systematically violated by market-making brokers and securities-clearing firms.

     From time to time I may continue to purchase additional securities on the open market to increase my ownership interest to up to 100% of the company's common stock to give me an ownership interest equal to that of the current 100% owner.

     Other than the completed stock purchase transactions described in Items 3 and 4, except as discussed below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     10.  Any action similar to any of those enumerated above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 180,000 shares of the common stock of the Issuer which constitute 15.45 percent of the outstanding shares of the common stock of the Issuer.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM  7.  MATERIAL TO BE FILED AS  EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE


     Dated: March 9, 2005.



                                          -----------------------------------
                                          Paul J. Floto